Filed by CPI International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: CPI International, Inc.
Exchange Act File No.: 000-51928
Interoffice Memo

To:	All CPI Employees

From:	Joe Caldarelli

Date:	May 10, 2010

Subject:	CPI to be Acquired by Comtech

Earlier this morning, we announced that CPI has agreed to be acquired by Comtech Telecommunications. Under the agreement, Comtech will purchase CPI’s shares of common stock for a combination of cash and Comtech common stock that is currently equal to approximately $16.40 per share of CPI stock.
We believe the combination of our two companies will be beneficial to our stockholders, customers and employees. By combining forces, we can unite our resources to develop new technologies and innovative products that will benefit our government and commercial customers. We will also be able to offer a broader and more diverse line of products. Together, we will become a larger, more diversified company that can offer our employees a wider range of career opportunities.
Until the transaction closes, CPI will remain an independent company focused on serving the needs of our customers across all of our end markets. Once the merger is completed, CPI will become a subsidiary of Comtech. Our executive management and corporate team are expected to stay in their current or similar roles, and we look forward to working directly with Comtech’s management team as a combined company. We plan no interruptions in any scheduled or committed rollouts from either company, and we intend to continue to support all existing Comtech and CPI products and services
Until the merger is completed, you should conduct business as usual. Unless requested to do so by your supervisor, please do not contact anyone at Comtech. Also, please remember that you should not speak to reporters, investors or analysts without my explicit approval. If you are contacted, please refer the person to Investor Relations and inform your division president of the call or email.

We believe this is an exciting and important opportunity for both CPI and Comtech. We look forward to the completion of the merger, and to working closely with Comtech to provide our customers with industry-leading products and service.
More information about this transaction is available in the attached press release and Q&A document. In addition, we will make every effort to keep you informed about developments and progress throughout the merger process. In the meantime, if you have any questions, please contact your division president or a member of our executive management team.
Your support and efforts will be critical to the success of our combined company, and I and the rest of CPI’s management team would like to thank you for your continued hard work and support.
Sincerely,
Joe Caldarelli

News Release
For Immediate Release:
CPI AGREES TO BE ACQUIRED IN A CASH AND STOCK TRANSACTION
Comtech Telecommunications to pay $16.40 per share
CPI cancels previously scheduled earnings call
     PALO ALTO, Calif. – May 10, 2010 - CPI International, Inc. (Nasdaq: CPII) announced the signing of a definitive merger agreement with Comtech Telecommunications Corp. (Nasdaq: CMTL) under which Comtech will purchase CPI in a cash and stock transaction with an enterprise value of approximately $472.3 million. Comtech will fund the acquisition by redeploying approximately $372.0 million of its existing cash plus the issuance of approximately 4.4 million shares of Comtech common stock. All existing CPI debt is anticipated to be repaid upon the closing of the transaction.
     Based on the May 7, 2010 closing price of Comtech stock which was $31.06, CPI shareholders will receive a combination of cash and stock that is currently valued at approximately $16.40 per CPI common share. This amount represents a premium of 25.7 percent as compared to the last closing price of CPI common stock and 21.3 percent as compared to the last 30 trading day average closing price.
     The ultimate amount of consideration that a CPI shareholder will receive will be equal to a combination of $9.00 in cash plus a fraction of Comtech common stock equal to $8.10 divided by the average closing price of Comtech common stock over a specified period of time prior to closing, provided that the fraction shall not be greater than 0.2382 nor less than 0.2132. Based on the May 7, 2010 closing price of Comtech stock which was $31.06, the fraction was equal to 0.2382 and was currently valued at $7.40 per CPI share.
     Joe Caldarelli, Chief Executive Officer of CPI, said, “The Board of Directors and management believe this strategic combination with Comtech is compelling and provides significant benefits for shareholders, customers and our employees. CPI shareholders will benefit from an immediate premium while sharing in the future growth of the combined companies. Furthermore, our customers will benefit from greater resources and more diverse product offerings, and our employees will benefit from being part of a larger more diversified company.”
     Fred Kornberg, President and Chief Executive Officer of Comtech, said, “We are excited to have reached this agreement with CPI and believe this combination is beneficial to the stakeholders of both companies. CPI is a unique business and a leading global supplier of vacuum electron devices which are used in hundreds of critical commercial and military applications. The acquisition is a significant step in our strategy of developing a one-stop shopping approach for RF microwave products. The combination will allow us to unite our companies’ resources to develop and bring new and innovative products to market and to our customers. We welcome CPI’s talented workforce to the Comtech team and are excited about the future.”
     Mr. Kornberg and Mr. Caldarelli jointly stated, “We intend to thoughtfully and actively address our customers’ needs as we integrate our complementary and diverse product lines. We plan no interruptions in any scheduled or committed rollouts from either company, and we intend to continue to support all existing Comtech and CPI products and services. We anticipate honoring all existing agreements with customers, VARs, distributors, OEMs and other strategic partners.”
     CPI’s senior executive management and corporate team are expected to stay in their current or similar roles and will work directly with Comtech management after the transaction closes.
Closing Conditions and Shareholder Voting Requirements
     The transaction is subject to a number of customary regulatory and other closing conditions. The transaction is not subject to approval by Comtech shareholders nor is it subject to any financing conditions. The transaction is subject to CPI shareholder approval.
     The Cypress Group and related entities, which currently own approximately 53 percent of the outstanding common stock of CPI, have entered into a voting agreement, subject to its terms and conditions, to demonstrate their strong support of the proposed transaction.
Special Conference Call and Other Information
     Comtech management will discuss the transaction on a conference call to be held on May 10, 2010 at 8:30 AM EST. To listen to the conference call, please dial (888) 245-1801 (domestic) or (785) 424-1732 (international). A live web cast of the call will be available to all interested parties on both Comtech’s and CPI’s web sites at www.comtechtel.com (under “Investor Relations”) and http://investor.cpii.com. A replay of the conference call will be available for 14 days by dialing (402) 220-2654. The conference call ID is “Comtech.” A separate special investor presentation and question and answer document relating to the acquisition is available at www.comtechtel.com.

     As a result of this announcement, CPI is cancelling the financial results conference call it had originally scheduled for May 13, 2010. CPI expects to file its Form 10-Q for its quarter ended April 2, 2010 with the SEC shortly.
     Citigroup Global Markets Inc. is serving as financial advisor to Comtech and also provided a fairness opinion to Comtech. Skadden, Arps, Slate, Meagher & Flom LLP and Proskauer Rose LLP are acting as Comtech’s legal counsel. J.P. Morgan Securities, Inc. is acting as financial advisor to CPI and also provided a fairness opinion to CPI. Irell & Manella LLP is acting as CPI’s legal counsel. Moelis & Company is acting as financial advisor to the special committee of the board of directors of CPI and provided a fairness opinion to the special committee. Morris, Nichols, Arsht & Tunnell LLP is acting as legal counsel to the special committee of the board of directors of CPI.
About CPI International, Inc.
     CPI International, Inc., headquartered in Palo Alto, California, is the parent company of Communications & Power Industries, Inc., a leading provider of microwave, radio frequency, power and control solutions for critical defense, communications, medical, scientific and other applications. Communications & Power Industries, Inc. develops, manufactures and distributes products used to generate, amplify, transmit and receive high-power/high-frequency microwave and radio frequency signals and/or provide power and control for various applications. End-use applications of these systems include the transmission of radar signals for navigation and location; transmission of deception signals for electronic countermeasures; transmission and amplification of voice, data and video signals for broadcasting, Internet and other types of commercial and military communications; providing power and control for medical diagnostic imaging; and generating microwave energy for radiation therapy in the treatment of cancer and for various industrial and scientific applications.
About Comtech Telecommunications Corp.
     Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech believes many of its solutions play a vital role in providing or enhancing communication capabilities when terrestrial communications infrastructure is unavailable, inefficient or too expensive. Comtech conducts business through three complementary segments: telecommunications transmission, mobile data communications and RF microwave amplifiers. Comtech sells products to a diverse customer base in the global commercial and government communications markets. Comtech believes it is a leader in the market segments that it serves.
Additional Information about the Transaction and Where to Find It
     This press release shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and

CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
     Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.
Participants in Solicitations
     Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Statement Regarding Forward-Looking Statements
     Certain statements included above constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide our current expectations, beliefs or forecasts of future events. Forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual events or results to differ materially from the results projected, expected or implied by these forward looking statements. Such differences may result from a variety of factors, including but not limited to:
•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•	the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully;

•	the possibility of unforeseen difficulties in integrating the two companies;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions);

•	developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.
     Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of CPI for the fiscal year ended October 2, 2009, which was filed with the SEC on December 10, 2009, under the heading “Item 1A—Risk Factors,” and in the Annual Report on Form 10-K of Comtech for the year ended July 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on September 23, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Comtech and CPI.
          As a result of these uncertainties, you should not place undue reliance on these forward-looking statements. All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We undertake no duty or obligation to publicly revise any forward-looking statement to reflect circumstances or events occurring after the date hereof or to reflect the occurrence of unanticipated events or changes in our expectations.
Contacts:
Amanda Mogin, Communications & Power Industries, investor relations, 650.846.3998, amanda.mogin@cpii.com
Michael Porcelain, Comtech Telecommunications Corp., Senior Vice President and Chief Financial Officer, 631.962.7000, Info@comtechtel.com
Jerome Kapelus, Comtech Telecommunications Corp., Senior Vice President, Strategy and Business Development, 631.962.7000, Info@comtechtel.com

Comtech Telecommunications Corp. to Acquire CPI International, Inc. for
$472.3 Million in a Strategic and Accretive Transaction
Expands One-Stop Shopping Approach for RF Microwave Products and
Provides Immediate Customer and Product Diversification
Employee Questions and Answers

Cautionary Statement Regarding Forward-Looking Statements
Certain information in these Employee Questions and Answers contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.
Participants in Solicitations
Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

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Additional Information about the Transaction and Where to Find It
These Employee Questions and Answers shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

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Employee Questions and Answers
1.	How will this transaction benefit employees?
•	This transaction is important to employees of both companies. We believe that the combination of two great companies will allow us to invest in new technologies and enables us to provide all employees with a wider range of career opportunities.
2.	Will there be any layoffs as a result of the transaction?
•	Comtech and CPI will remain independent companies until the merger closes. Once the acquisition closes, Comtech does not anticipate cancelling any product lines and intends to support all products, solutions and customers around the world. Obviously, employees from both companies will be critical to the success of the combination and we believe there will be more opportunities for our current employees to advance their careers as we make this acquisition a success.

•	Although there will be some redundant functions that are anticipated to be eliminated, the combined companies are anticipated to continue to grow which should result in a net increase in new jobs.

•	While it is premature to discuss specifics now, we will be working together to assemble an integration team that will begin identifying how to best build upon each company’s strengths and most effectively bring our companies together. We intend to provide future communication regarding the specifics of integration plans as we gain better visibility on the timeline for the completion of the transaction.
3.	How will this transaction affect my benefits?
•	During the integration planning stages, Comtech will perform a comprehensive review of benefit plans and will provide further communication to employees.

•	As a combined company, we intend to continue to offer a comprehensive and competitive compensation and benefits package for employees of both companies that will allow us to continue to attract and retain the talent needed to successfully drive the company forward.

•	Our intention is that any benefit plan changes will be communicated as quickly as possible so that employees can consider the impact as it relates to their personal situations.

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4.	After the transaction closes, what will the combined company be called?
•	The combined company will be called Comtech; however, CPI will remain a subsidiary. Both companies have very powerful global brand names and we intend to build upon both brands. As such, Comtech plans to retain CPI-branded products for the foreseeable future.
5.	Who will lead the combined company and will the Company’s headquarters be moved to Palo Alto or stay in New York?
•	CPI senior management will make all decisions related to CPI’s business until the transaction closes. After the acquisition closes, Fred Kornberg will continue to be the President and Chief Executive Officer of Comtech and Michael Porcelain will continue to be the Senior Vice President and Chief Financial Officer of Comtech. The headquarters of the combined company will be in Melville, NY and Comtech’s senior management team will lead the combined company.

•	We anticipate that CPI senior management will remain with the company in their current or similar roles and will work directly with Comtech to manage the integration and restructuring of CPI’s operations into Comtech’s.

•	During our due-diligence, we have met with many members of CPI management and a variety of CPI employees. We have been very impressed with the CPI team. We look forward to working with all of CPI’s talented workforce.
6.	What can employees expect in the interim?
•	It will be business as usual.

•	Until the transaction closes, CPI and Comtech will remain separate and independent companies. We all need to remain focused on achieving our goals and serving our customers with the same passion and dedication that they expect from our two companies. We will update our employees as we move forward to complete this transaction. We are counting on all of you to continue, as always, to provide our customers with the value and superior service they have come to expect.
7.	Should I be speaking to my counterpart at the other company?
•	Until the transaction closes, you should conduct your business as you always have. You should not contact any employee at the other company unless you are requested to do so by your supervisor.

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8.	How will this transaction affect our relationship with our customers?
•	We believe that the transaction will be highly beneficial to our customers. We will be able to offer a broader range of products to our customers, and will have additional resources, primarily talented employees, to invest in innovative products that provide greater benefits to our customers.

•	The Comtech and CPI sales teams are calling and emailing their respective customers separately to inform them of this news, and help address their questions. We will be working closely with our customers to help ensure that they understand the many real benefits of this transaction and why we believe the combined companies will be an even better strategic partner.
9.	What should I do if I receive a call from a reporter or analyst asking for information about the acquisition?
•	There are a variety of securities regulations and other laws which you could inadvertently violate by speaking to a reporter or analyst about the transaction. As such, employees are prohibited from speaking to reporters or analysts without the prior explicit approval of your respective Chief Executive Officer.

•	If you are contacted, you must inform your local subsidiary President or supervisor who will inform your Chief Executive Officer.
10.	Where can employees obtain additional information?
•	Many of the details regarding how the combined companies will operate are still being worked out. We will make every effort to keep you informed about developments and progress throughout the process. In the interim, your manager and Human Resource representative will be available to address questions.

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